SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

EuroWeb International Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

298801101

(CUSIP Number)

Marijn R. de Jong

Koninklijke KPN N.V.

Maanplein 5

2516 CK, The Hague

The Netherlands

+31-70-343-3441

COPY TO:

Eric S. Shube, Esq.

Allen & Overy

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation (“EuroWeb”), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002 and April 23, 2002, filed on behalf of Koninklijke KPN N.V. (“KPN”), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (“KPN Telecom”), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 4 is hereby amended by adding the following:

ITEM 4.    PURPOSE OF THE TRANSACTION

KPN expects to evaluate on a continuing basis its goals and objectives with respect to its investment in EuroWeb and to review from time to time EuroWeb’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, KPN may consider from time to time various alternative courses of action. Such actions may include the sale of all or a portion of the shares of common stock of EuroWeb now held by KPN in the open market pursuant to Rule 144, in privately negotiated transactions, through a public offering or otherwise.

In the spring of 2000, KPN decided to change its overall corporate strategy, choosing to discontinue investing in Eastern Europe and to concentrate on its core markets: the Netherlands, Belgium and Germany. In accordance therewith, KPN previously announced its interest in selling certain assets such as all or a portion of its interest in the common stock of EuroWeb. From time to time, KPN has received and may continue to receive inquiries, offers or proposals for the purchase or other acquisition by a third party of all or a portion of KPN’s interest in the common stock of EuroWeb. KPN may consider any offers or proposals in relation to EuroWeb and may determine to support a transaction depending on the circumstances at the time.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of August 6, 2003 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ A.J. SCHEEPBOUWER

Name: Mr. A.J. Scheepbouwer Title: Chief Executive Officer

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V.,
its sole Director

By:	/s/ A.J. SCHEEPBOUWER

Name: Mr. A.J. Scheepbouwer Title: Chief Executive Officer

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